06007422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
MAR 01 2006
WASH, D.C.
209 SECTION

SEC FILE NUMBER
8- 44373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seaboard Securities, inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Columbia Turnpike
(No. and Street)

Florham Park (City) NJ (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony DiGiovanni 973-514-1500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VA 6/9/06

OATH OR AFFIRMATION

I, Anthony DiGiovanni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaboard Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NICOLE R. SORANNO
A NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 10-3-2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seaboard Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2005

SEABOARD SECURITIES, INC.

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Board of Directors
Seaboard Securities, Inc.

We have audited the accompanying statement of financial condition of Seaboard Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Securities, Inc. as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 9, 2006

SEABOARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 754,115
Receivables from clearing organizations	1,001,561
Securities owned	641,262
Arbitration awards receivable	349,250
Other assets	452,541
Total	$3,198,729

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$1,111,415
Securities sold but not yet purchased	62,118
Payable to clearing organization	66,470
Other liabilities	195,003
Total liabilities	1,435,006
Commitments and contingencies	
Stockholders' equity:	
Preferred stock; various series; at aggregate redemption value and liquidation preference	2,485,000
Common stock, at stated value; 15,000 shares authorized; 200 shares issued	65,200
Additional paid-in capital	1,457,746
Accumulated deficit	(2,125,023)
Less treasury stock, 100 shares of common stock, at cost	(119,200)
Total stockholders' equity	1,763,723
Total	$3,198,729

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$24,438,169
Gain on principal transactions	926,994
Arbitration award income	349,250
Other income	84,006
Total	25,798,419
Expenses:	
Compensation and benefits	20,405,300
Clearing and floor brokerage	1,849,259
Regulatory fees and expenses	133,223
Communications	492,014
Occupancy and equipment rental	447,476
General and administrative	2,534,076
Total	25,861,348
Net loss	$ (62,929)

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Preferred Stock																				
	Series A		Series B		Series D		Series P		Series S		Series T		Series Z		Common Stock		Additional Paid-in Capital	Accumu-lated Deficit	Treasury Stock		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount	
Balance, January 1, 2005, as previously reported	28	$280,000	108.50	$1,085,000			5	$50,000	45	$450,000	10	$100,000	40	$400,000	200	$65,200	$1,377,746	$(2,062,094)	(100)	$(119,200)	$1,626,652
Restatement	(8)	(80,000)	20.00	200,000			—	—	(20)	(200,000)	—	—	—	—	—	—	80,000	—	—	—	—
Balance, January 1, 2005, as restated	20	200,000	128.50	1,285,000			5	50,000	25	250,000	10	100,000	40	400,000	200	65,200	1,457,746	(2,062,094)	(100)	(119,200)	1,626,652
Issuance of preferred stock					20	$200,000															200,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(62,929)	—	—	(62,929)
Balance, December 31, 2005	20	$200,000	128.50	$1,285,000	20	$200,000	5	$50,000	25	$250,000	10	$100,000	40	$400,000	200	$65,200	$1,457,746	$(2,125,023)	(100)	$(119,200)	$1,763,723

See Notes to Financial Statements.

SEABOARD SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net loss	$ (62,929)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	65,383
Changes in operating assets and liabilities:	
Receivables from clearing organizations	712,070
Securities owned	(268,748)
Arbitration awards receivable	(349,250)
Other assets	4,888
Accounts payable and accrued expenses	(577,345)
Securities sold but not yet purchased	45,119
Payable to clearing organization	66,470
Other liabilities	195,003
Net cash used in operating activities	(169,339)
Investing activities - purchase of equipment, furniture and leasehold improvements	(20,987)
Financing activities - issuance of preferred stock	200,000
Net increase in cash and cash equivalents	9,674
Cash and cash equivalents, beginning of year	744,441
Cash and cash equivalents, end of year	$754,115

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Seaboard Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Liquidity:

As shown in the accompanying financial statements, the Company incurred a net loss of $62,929 and incurred a cash deficiency from operating activities of $169,339 during the year ended December 31, 2005 and, as of that date, the Company had an accumulated deficit of $2,125,023. In addition, the Company is party to various legal actions and while the Company is vigorously defending itself against these actions, an unfavorable outcome of any of these actions could have a material adverse effect on the Company's financial condition, results of operations, or cash flows. Management's plan to fund cash deficiencies, if any, during 2006 will be, as in prior years, to issue preferred stock to its current stockholders.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions, commission income, and related commission expenses are recorded on a trade-date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable equity securities. Those securities positions and its deposits in money market accounts are valued at market value and unrealized gains and losses are included in results of operations. Realized gains and losses are determined on a first-in, first-out basis.

Cash equivalents:

Cash equivalents are investments in money market funds.

Note 1 - Business and summary of significant accounting policies (concluded):

Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are carried at cost. Depreciation and amortization are provided using straight-line and accelerated methods over the estimated useful lives of the assets or term of the lease.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from clearing organizations. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Amounts receivable from clearing organizations consist predominately of commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing broker maintains insurance for amounts in excess of the Federal limits.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. A summary of those positions as of December 31, 2005 follows:

	Owned	Sold But Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$368,010	$62,118
U.S. Government obligations	246,661	
Other	26,591	
Totals	$641,262	$62,118

Note 3 - Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are included in other assets as of December 31, 2005 and consist of the following:

	Estimated Useful Life	Amount
Computer equipment	5 years	$337,381
Furniture and fixtures	5-7 years	15,147
Leasehold improvements	10 years	29,619
		382,147
Less accumulated depreciation and amortization		272,007
Totals		$110,140

Note 4 - Payable to clearing organization:

The payable to clearing organization is primarily comprised of margin obligations, which are collateralized by securities owned by the Company.

Note 5 - Income taxes:

At December 31, 2005, deferred tax assets and liabilities attributable to the Company's temporary differences, and a related valuation allowance, were as follows:

Deferred tax assets:	
Federal net operating loss carryforwards	$391,000
State and city net operating loss carryforwards	178,000
Total gross deferred tax assets	569,000
Deferred tax liabilities:	
Fixed assets	(4,000)
State taxes	(61,000)
Total gross deferred tax liabilities	(65,000)
Total	504,000
Valuation allowance	(504,000)
Net deferred tax assets	$ -

As of December 31, 2005, the Company had net operating loss carryforwards of approximately $1,139,000 for Federal income tax reporting purposes and $1,964,000 for state and local income tax reporting purposes that expire at various dates through 2025. Due to the significant uncertainties related to, among other things, the extent and timing of future taxable income, the Company recorded an equivalent valuation allowance. As a result of the increase in the valuation allowance of $3,000 during 2005, there are no deferred income taxes reflected in the accompanying statement of operations.

Note 6 - Savings plan:

The Company maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions. No contributions were made by the Company in 2005.

Note 7 - Commitments and contingencies:

Operating leases:

The Company leases its office space under operating leases that expire through September 2014. Office leases generally require the Company to pay real estate taxes and maintenance costs. In addition, the Company has a sublease for one of its office locations which requires base rent. The sublease expires in October 2007. Minimum future rental commitments under noncancelable leases, net of sublease rental income, in each of the five years subsequent to December 31, 2005 and thereafter are as follows:

Year Ending December 31,	Leases	Subleases	Total
2006	$ 347,041	$ (75,548)	$ 271,493
2007	335,486	(62,957)	272,529
2008	276,556		276,556
2009	248,374		248,374
2010	192,912		192,912
Thereafter	743,661		743,661
Totals	$2,144,030	$(138,505)	$2,005,525

Rent expense under noncancelable operating leases was $404,610 in 2005. Rental income under noncancelable operating leases was $75,264 in 2005.

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business related to the Company's brokerage activities. The Company is vigorously defending itself against these actions. The amount of the loss or a range of a possible loss related to these actions cannot not be reasonably estimated. In the opinion of management, an unfavorable outcome of any of these actions could have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

During 2005, the Company settled various legal actions in their favor in the amount of $349,250. This amount has been recorded as arbitration awards receivable as of December 31, 2005.

Note 7 - Commitments and contingencies (concluded):

Litigation (concluded):

Included in other liabilities at December 31, 2005 is $150,000 relating to accrued losses from legal actions that were not settled in the Company's favor.

During 2003, the Company entered into a settlement agreement with BNY Brokerage, Inc. ("BNY") with respect to matters involving unauthorized transactions in an "error account" resulting in losses of $1,100,000. The Company paid $1,100,000 to BNY to close the account and BNY assumed $300,000 of those losses to be credited in the form of monthly clearing fee discounts. As of December 31, 2005, the Company has an outstanding receivable balance from BNY of $94,701 which is included in receivables from clearing organizations.

Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 - Financial instruments with off-balance-sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2005 amounted to $461,877.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Note 8 - Financial instruments with off-balance-sheet risk (concluded):

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 9 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $798,825, which was $148,825 in excess of its required net capital of $650,000. The Company's net capital ratio was 1.72 to 1.

Note 10- Preferred stock:

The Company may issue preferred stock in one or more series with the terms and preferences to be determined by the Company's Board of Directors. As of December 31, 2005, the Company was authorized to issue 2,500 shares of Series A preferred stock and 10,000 shares of other preferred stock in various series (B, C, D, P, S, T, U and Z). During 2005, the Company issued 20 shares of Series D preferred stock. Each share of Series A, Series B, Series C, Series D, Series P, Series S, Series T, Series U and Series Z preferred is without par value; is nonvoting; has a redemption price (which is subject to certain adjustments) of $10,000 per share - such redemption is at the option of the Company or holders at any time; has a liquidation preference of $10,000 per share; and does not earn any dividends unless declared by the Company's Board of Directors.

At December 31, 2005, there have been no Series C or Series U shares issued.

Note 11- Restatement:

During 2005, the Company became aware that certain series of their preferred stock were not properly recorded. Certain shares of Series A preferred stock had been redeemed in prior years and the charge for the redemption had been recorded to additional paid-in capital rather than against the Series A preferred stock. In addition, 20 shares of Series B preferred stock had been erroneously recorded as Series S preferred stock. Accordingly, the Company has restated their January 1, 2005 preferred stock and additional paid-in capital balances. There was no effect on net income for 2004 or accumulated deficit as of January 1, 2005.

SEABOARD SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

Net capital:		
Total stockholders' equity		$1,763,723
Deduct nonallowable assets and charges:		
Receivable from clearing organizations	$ 94,701	
Arbitration awards receivable	349,250	
Other assets	452,541	896,492
Net capital before haircuts on securities positions		867,231
Haircuts on securities positions:		
Other - trading and investment securities	55,277	
Other - money market funds	532	
Other - undue concentration	12,597	68,406
Net capital		$ 798,825
Aggregate indebtedness:		
Total liabilities		$1,435,006
Less securities sold but not yet purchased		(62,118)
Aggregate indebtedness		$1,372,888
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $650,000 minimum dollar net capital requirement)		$ 650,000
Excess of net capital		$ 148,825
Excess of net capital at 1000%		$ 661,536
Ratio of aggregate indebtedness to net capital		1.72 to 1

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded) DECEMBER 31, 2005

Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2005:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 972,890
Increase (decrease) in net capital resulting from changes in:		
Haircuts on securities positions	$ (3,119)	
Audit adjustments, net:		
Statement of financial condition adjustments and reclassifications	(312,911)	
Statement of operations changes	141,965	(174,065)
Net capital per above		$ 798,825
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$1,457,103
Decrease in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statement of financial condition reclassifications		(84,215)
Aggregate indebtedness per above		$1,372,888

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Seaboard Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Seaboard Securities, Inc. as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 9, 2006